                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A

                  Under the Securities Exchange Act of 1934
                              (Amendment No.9)*

                              BOSS HOLDINGS, INC.
           --------------------------------------------------------
                               (Name of Issuer)


                                 COMMON STOCK
                ----------------------------------------------
                        (Title of Class of Securities)


                                 1011B 10 1 7
                ----------------------------------------------
                                (CUSIP Number)

                            JAMES F. SANDERS, ESQ.
                        8182 MARYLAND AVE., SUITE 307
                           CLAYTON, MISSOURI 63105
     --------------------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)

                                  7-1-2000
         -----------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

    Check the following box if a fee is being paid with the statement: [  ]

    (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such claim.) (See Rule 13d-7.)

    Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                                  Page 1 of 8

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----------------------------------------------------------------------------
 CUSIP NO. 1011B 10 1 7               13D                 PAGE 2 OF 8 PAGES
----------------------------------------------------------------------------

----------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GINARRA PARTNERS, L.L.C.
----------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                   (b) [X]

----------------------------------------------------------------------------
 3       SEC USE ONLY


----------------------------------------------------------------------------
 4       SOURCE OF FUNDS*

         WC
----------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

----------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         CALIFORNIA
----------------------------------------------------------------------------
                  7      SOLE VOTING POWER

   NUMBER OF             266,498
    SHARES       -----------------------------------------------------------
 BENEFICIALLY     8      SHARED VOTING POWER
   OWNED BY
     EACH                0
   REPORTING     -----------------------------------------------------------
  PERSON WITH     9      SOLE DISPOSITIVE POWER

                         266,498
                 -----------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         0
----------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         266,498
----------------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
         [ ]
----------------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         13.77%
----------------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON*

         CO
----------------------------------------------------------------------------



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----------------------------------------------------------------------------
 CUSIP NO. 1011B 10 1 7               13D                 PAGE 3 OF 8 PAGES
----------------------------------------------------------------------------

----------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GRAZIADIO FAMILY TRUST, u/d/t 10/13/75
----------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                   (b) [X]

----------------------------------------------------------------------------
 3       SEC USE ONLY


----------------------------------------------------------------------------
 4       SOURCE OF FUNDS*

         OO
----------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

----------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         CALIFORNIA
----------------------------------------------------------------------------
                  7      SOLE VOTING POWER

   NUMBER OF             55,953
    SHARES       -----------------------------------------------------------
 BENEFICIALLY     8      SHARED VOTING POWER
   OWNED BY
     EACH                0
   REPORTING     -----------------------------------------------------------
  PERSON WITH     9      SOLE DISPOSITIVE POWER

                         55,953
                 -----------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         0
----------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         55,953
----------------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
         [X]
----------------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.89%
----------------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON*

         OO
----------------------------------------------------------------------------



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

----------------------------------------------------------------------------
 CUSIP NO. 1011B 10 1 7               13D                 PAGE 4 OF 8 PAGES
----------------------------------------------------------------------------

----------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         G. LOUIS GRAZIADIO, III
----------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                   (b) [X]

----------------------------------------------------------------------------
 3       SEC USE ONLY


----------------------------------------------------------------------------
 4       SOURCE OF FUNDS*

         PF
----------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

----------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.
----------------------------------------------------------------------------
                  7      SOLE VOTING POWER

   NUMBER OF             419,498
    SHARES       -----------------------------------------------------------
 BENEFICIALLY     8      SHARED VOTING POWER
   OWNED BY
     EACH                0
   REPORTING     -----------------------------------------------------------
  PERSON WITH     9      SOLE DISPOSITIVE POWER

                         419,498
                 -----------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         0
----------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         153,000
----------------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
         [X]
----------------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.91%
----------------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON*

         IN
----------------------------------------------------------------------------



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    This statement is the ninth amendment to a statement on Schedule 13D filed in respect of the Common Stock (the "Common Stock") of Boss Holdings, Inc. (f/k/a Vista 2000, Inc.), a Delaware corporation (the "Company"), by a group consisting of Ginarra Partners, L.L.C., successor in interest to Ginarra Holdings, Inc. ("Ginarra Partners"), the Graziadio Family Trust, udt 10/13/75 (the "Trust"), and G. Louis Graziadio, III.

ITEM 2.  IDENTITY AND BACKGROUND

    This Ninth Amendment to Schedule 13D amends the disclosure in Item 2 of Amendments No. 2 through No. 8, inclusive, as it relates to Ginarra Holdings, Inc. ("Holdings"). As of July 1, 2000, all interests of Holdings in the Common Stock were acquired by the Trust (the majority shareholder of Holdings) and then contributed by the Trust to Ginarra Partners, L.L.C., a California limited liability company ("Ginarra Partners"). The Trust owns a majority of the equity interest in Ginarra Partners. Second Southern Corp., a California corporation ("Second Southern") is the manager of Ginarra Partners. As manager, Second Southern has sole voting and investment power over the shares of Common Stock owned by Ginarra Partners, including the right to dispose or direct the disposition of the such shares. G. Louis Graziadio, III, is the sole shareholder and chief executive officer of Second Southern. Information concerning Mr. Graziadio and Second Southern is included in Items 2 and 6 of Amendment No. 2 to this statement on Schedule 13D.

    The principal business of Ginarra Partners is investment and investment holding, and its principal address is 2325 Palos Verdes Drive West, Suite 211, Palos Verdes Estates, CA 90274.

    Philip M. Bardack is the trustee of the Trust, a California trust, having a principal business address of 16633 Ventura Blvd., Suite 510, Encino, CA 91436. Mr. Bardack is the proprietor of Phillip M. Bardack, CPA
(accountants) of the same address.  Mr. Bardack is a U.S. citizen.

    During the last five years, neither Mr. Graziadio nor Mr. Bardack, nor to their knowledge any director or executive officer of Second Southern Corp., has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to civil proceedings of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

    (a) As of July 1, 2000, Ginarra Partners beneficially owned 266,498 shares (13.77%) of Common Stock, the Trust beneficially owned 55,953 shares (2.89%) of Common Stock, and Mr. Graziadio beneficially owned 153,000 shares (7.91%) of Common Stock (30,000 shares of which are deemed owned by him on account of currently exercisable stock options). The percentage of the shares of Common Stock owned (as indicated in this Item 5) is based on 1,934,904 shares of Common Stock represented to be outstanding as of April 30, 2000 by the


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Company in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2000. Each Reporting Person disclaims beneficial ownership of the shares of Common Stock shown herein as being beneficially owned by the other Reporting Person.

    (b) The responses of the Reporting Persons to Items 7 through 11 of the portions of the cover page of this Amendment No. 9 to Schedule 13D which relate to beneficial ownership of shares of the Common Stock are incorporated herein by reference. As the trustee of the Trust, Mr. Bardack is deemed to have the sole power to vote or direct the vote, and sole power to dispose or direct the disposition, of the 55,953 shares of Common Stock owned by the Trust. As the chief executive officer of Second Southern Corp., the sole manager of Ginarra Partners, Mr. Graziadio is deemed to have the sole power to vote or direct the vote, and sole power to dispose or direct the disposition, of the 266,498 shares of Common Stock owned by Ginarra Partners. Mr. Graziadio also has sole voting and investment power over the 153,000 shares of Common Stock which he owns individually.

    (c) During the 60 days prior to the date hereof, the Reporting Persons made the following purchases of Common Stock, all of which, except as otherwise noted, took place on the open market:

                   Ginarra Holdings
                   ----------------
      Date              Amount            Price
      ----              ------            -----
      05/24/00          2,000             2.750


                      The Trust
                      ---------
      Date              Amount            Price
      ----              ------            -----
      06/30/00          1,500             2.500


                    Mr. Graziadio
                    -------------
      Date              Amount            Price
      ----              ------            -----
      06/26/00          3,000             2.750
      06/26/00          3,000             2.59375

On June 30, 2000, the Trust acquired from Ginarra Holdings, Inc. (a corporation controlled and majority owned by the Trust), all 261,498 shares of Common Stock then owned by Holdings by means of a private transfer. On the same date, the Trust contributed all such shares to Ginarra Partners in exchange for a majority equity interest in Ginarra Partners. Also on the same date, Gina-Carra Partnership (a California partnership) contributed 5,000 shares of Common Stock to Ginarra Partners in exchange for a minority equity interest in Ginarra Partners. Mr. Graziadio is the trustee of each of the general partners of Gina-Carra Partnership.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

    (a)  Joint Filing Agreement (Exhibit I).

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                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 27, 2000    GINARRA PARTNERS, L.L.C.

                           By: Second Southern Corp., manager


                               By: /s/ G. Louis Graziadio, III
                                   ----------------------------------
                                      Name:  G. Louis Graziadio, III
                                      Title: Chief Executive Officer


Date: December 27, 2000    GRAZIADIO FAMILY TRUST, UDT 10/13/75


                           By: /s/ Phillip M. Bardack
                               ------------------------------
                                   Name:   Phillip M. Bardack
                                   Title:  Trustee



Date: December 27, 2000    /s/ G. Louis Graziadio, III
                           ----------------------------------
                               G. Louis Graziadio, III


                                7

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                                  EXHIBIT I
                                  ---------

                            JOINT FILING AGREEMENT

    The undersigned each hereby agree that the Amendment No. 9 to Schedule 13D filed herewith, relating to the Common Stock of Boss Holdings, Inc. (f/k/a Vista 2000, Inc.), is filed on behalf of each of the undersigned.

Date:   December 27, 2000

                            GINARRA PARTNERS, L.L.C.

                            By: Second Southern Corp., manager

                            By:  /s/ G. Louis Graziadio, III
                                 ---------------------------------
                                     Name:   G. Louis Graziadio, III
                                     Title:  Chief Executive Officer


                            GRAZIADIO FAMILY TRUST, UDT 10/13/75

                            By:  /s/ Phillip M. Bardack
                                 ---------------------------
                                     Name:  Phillip M. Bardack
                                     Title:  Trustee



                            /s/ G. Louis Graziadio, III
                            -------------------------------
                                G. Louis Graziadio, III


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